U.S. COMMERCIAL CORP., S.A. DE C.V. 03 MAY 22 7:21

May 20, 2003.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



03050714

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the english version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the General Ordinary and Shareholders´ Meeting which will be held on April 28, 2003:

- Copy of the call for the Meeting.
- Audited Financial Statements as of December 31, 2001.
- Annual report of the Board of Directors and of the Examiner of the Company.

We are sending this information in behalf of U.S. Commercial Corp., S.A. de C.V. as required in rule 12g3-2b.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

5/27

03 ... 22 ... 7:21

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR
SHAREHOLDER'S GENERAL MEETING

In accordance with the agreement reached by U.S. COMMERCIAL Corp. S. A. de C. V. Board of Directors' during the meeting held on March 3, 2003, all stockholders of the Corporation are hereby call for a Shareholders General Meeting to be held on April 28, 2003, as of 13:45 Hs., at de Quiroga No. 3800, 3rd Floor, Col. Santa Fe Antigua Mina La Totolapa, Zip Code 05109, Mexico City, Federal District, to deal with matters contained in the following:

AGENDA

I. Presentation and/or approval of the Board of Directors' Report on the exercise ending December 31, 2002, pursuant to Article 172 of the Mexican Corporate Law, including Financial Statements to that date, as well as the Examiner Officer's and Auditing Commission Reports; also the report on Corporation Subsidiaries, as per the legal applicable resolutions. Presentation of the Auditing Committee's Report. Resolutions to that end.

II. Ratification of the Board of Directors' exercise during the fiscal year 2002; appointment or ratification of those who shall conform the Company's Board of Directors; appointment and/or ratification of the Corporation's Examiner Officers and Substitutes; as well as definition of emoluments to be paid. Resolutions to that end.

III. Appointment or ratification of individuals who shall integrate the different Corporation's Committees, as well as definition of emoluments to be paid. Resolutions to that end.

IV. Motion and approval of the maximum amount of funds available for the purchase of new stock for the year 2003; as well as proposal and/or approval of the general resolutions regarding acquisition of stock. Resolutions to that end.

V. Appointment of representatives to carry out the resolutions taken thereof; formalization of same, as deemed convenient.

In order for stockholders to have the right to attend the Meeting, they shall deposit at the Corporation offices located at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, 11520, México, Distrito Federal (Telephone 5328-5830) no later than the previous working day before the Meeting takes place (working hours from 10:00 a.m. to 6:00 p.m.), the securities or the receipts of the deposits issued by a financial institution, either domestic or foreign or by the S.D. Indeval, S.A. de C.V., institution for Depositing Securities, as well as other legal or fiscal requirements which might be necessary. Upon delivery of the aforementioned documents, stockholders shall receive an admission card in order to attend the Meeting. The Stock Exchange and other depositors at S.D. Indeval, S.A. de C.V., are kindly reminded that in order to obtain the aforementioned admission card, they shall present a list containing name, address, nationality and number of stock belonging to the shareholders they are representing.

Information and documentation related to each and all of the items in the Agenda is available free of any charge to all stockholders, from the day this Summons is published, at the offices of the Secretary of the Board of Directors located at Blvd. Manual Avila Camacho No. 24, 7th

floor, Lomas de Chapultepec, 11000 Mexico City, Federal District, Phone 5540-9225 (working hours are from 10:00 a.m. to 6:00 p.m. on working days).

Stockholders may be represented by an Attorney in Fact duly empowered by means of a Power of Attorney pursuant to Article 18 of the Corporation's by-laws, as per Article 14 bis, sub-paragraph 6, letter "C" of the Securities Act. Individuals representing stockholders may accredit their personality by means of a power of attorney issued in forms made by the subscriber, available to securities market intermediaries, whereby their representation is accredited through en S.D. Indeval, S.A. de C.V.., Institution for Depositing Securities, as well as in the domicile referred to in the aforementioned paragraph or at_ Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, 11520 Mexico City, Federal District (Phone: 5328-5830) within the term set forth in Article 173 of the Trading Companies' Act (Ley General de Sociedades Mercantiles).

México, Distrito Federal, April 8, 2003
Rafael Robles Miaja
Board of Director's Secretary and Meeting's Delegate

US Commercial Corp., S.A. de C.V.

Report Presented by the Board of Directors

Economic Outlook.

During 2002, the Mexican economy exhibited a slight recovery, with a growth of 0.9% of the Gross Domestic Product, reaching an amount of $6,153 thousand million Mexican Pesos by the end of the year. Nevertheless, the behavior of the GDP was below the estimates predicted at the end of 2001.

Mexico was affected by the uncertainty that was felt in the global economy and particularly in the United States, as a result of the lack of confidence created by the accounting scandals, the shadow of terrorism, the possibility of a military conflict in the Persian Gulf and the economic problems of some Latin American countries.

The weakness of the economy reflected had on the creation of jobs; which fell below the estimates predicted for this year. During 2002, the total number of persons registered with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) increased by approximately 386 thousand insured persons. The General Open Unemployment Rate showed an increase over the course of the year, going from 2.4 in 2001 to 2.7 at the end of 2002.

The exchange rate increased by approximately 14% during the year 2002, closing at 10.44 by yearend. Direct foreign investments decreased by 46%, when compared to the previous year. The deficit of the current account was of $14,058 million dollars, which was equivalent to approximately 0.6% of the GDP.

The trade balance registered a deficit of $7,997 million dollars, a decrease of 19.7% when compared to the deficit experienced in 2001. The decrease of the deficit of the trade balance can be explained as a result of the price of oil, the slow economic growth and the level of the exchange rate, all of which contributed to the increased competitiveness of Mexican products in international markets, as well as to the increase in the price of imported goods in the domestic market.

During the year 2002, the Central Bank (Banco de Mexico) maintained its monetary policy in order to control inflation; by means of the short to squeeze economy's liquidity, helped to diminish inflationary expectations. At the end of 2002, the amount of the short had reached $475 million.

The National Consumer Price Index grew by 5.7% during 2002, resulting in 120 basis points above the figure estimated by the Central Bank at the end of 2001, and 130 basis points above the inflation reported in 2001. The depreciation of the Mexican peso and the increase in union controlled wages, were some of the causes which contributed towards the increase of inflation.

The rates of the 28 day CETE, which in Mexico is taken as a reference rate, maintained an average level of 7.08% during 2002, 418 basis point below the level of the previous year. Interest rates were stable during the whole year; the CETE reached a historical minimum rate in April, and closed at 6.98% by yearend, scarcely 10 basis points below the yearly average.

The year 2002 turned out to be a difficult year for Mexico, going forward, the country needs to consolidate the macroeconomic stability it has attained by maintaining healthy public finances. It will be necessary, nevertheless, to search

for internal mechanisms that will help to stimulate economic growth and promote jobs creation.

Operative and Financial Results

US Commercial Corp. S.A. de C.V.

US Commercial Corp., S.A. de C.V. and Tenedora US, S.A. de C.V. resulted from the splitting of Grupo Carso and Grupo Sanborns, respectively, approved during the Extraordinary Shareholders' Meetings held on November 21, 2001. The shareholders of Grupo Carso received one representative share of the principal of US Commercial, for each share of Grupo Carso, whilst the shareholders of Grupo Sanborns received one share of the Capital Stock of Tenedora US, for each capital stock of Grupo Sanborns they owned.

Subsequently, during an Extraordinary Shareholders' Meeting of US Commercial Corp, held on July 30, 2002, the merger of US Commercial Corp, S.A. de C.V., and Tenedora U.S., S.A. de C.V. was approved, allowing only for the subsistence of the first entity. The shareholders of Tenedora US received, for each 1.675925926 shares in circulation of the shares issued by said corporation, one series B-1 share of the capital stock of U.S. Commercial Corp., S.A. de C.V.

As a result of the split and merger, U.S. Commercial is the indirect owner of 51% of the capital stock of CompUSA, company which markets technological products and solutions through its chain of retail stores in the United States.

During 2002, the income of US Commercial reached $39,854 million Mexican pesos. The outcome of the transaction was $348 million, with an operation

margin of 0.9%. The operational flow (EBITDA) reached $900 million, with a margin above sales of 2.3%.

US Commercial's total debt reached $3,249 million. 12.1% of the company's debt is short term. The total amount of cash and assets at year end was $2,663 million Mexican pesos, for which reason the net debt at the end of 2002 amounted to $586 million.

CompUSA

During 2002, CompUSA had sales for $3,841 million dollars; amount which represents a decrease of 6.7% compared to the $4,152 million dollars sold en 2001. Same store sales decreased by 4% during the year.

Retail sales decreased by $151 million dollars, while sales to wholesale clients decreased by $126 million dollars as a result of the company's decision to redirect its focus from big corporate clients that contribute smaller margins, to small and medium size businesses that are taken care of through the stores.

The operative result went from a loss of $84.4 million dollars in 2001, to a profit of $32.8 million dollars in 2002. This happened as the result of several measures adopted by the company's management, such as an increase in the sale of services with greater aggregated value, the implementation of commercial strategies and a reduction of expenses, particularly in the areas of personnel, advertisement and general and administrative expenses; which, taken as a whole, amounted to savings of $69 million dollars over the full year.

CompUSA's operational flow (EBITDA) reached $88.2 million dollars, which amounted to a growth of 182%, as compared to the $31.3 million dollars reported during the previous year.

As a result of the adoption of the new accounting outlines (SFAS No. 142), the company made its first diagnosis of the recovery of commercial credits and open-end intangible assets, having to make an adjustment charged to results for $410 million dollars during the year 2002, thus the company reported a loss in its net profit of $403 million dollars, as compared to a loss of $106 million dollars reported in the year 2001.

During 2002, CompUSA opened four units, closed five stores and made three relocations, closing the year with 224 stores located in 90 cities in the United States of America.

Examiner's Expert Report

To the General Shareholders' Meeting of

U.S. Commercial Corp., S.A. de C.V.

In my capacity as Examiner, and in compliance with the statutes set forth by article 166 of the Ley General de Establecimientos Mercantiles (Trading Company's Act), as well as the statutes of U.S. Commercial Corp., S.A. de C.V., I submit to you my report regarding the consolidated financial statements as of December 31st, 2002, which are being presented to you by the Board of Directors.

Among other auditing procedures employed, I, myself, or, in my absence, my substitute, attended the Shareholder's General Meetings, as well as the Meetings of the Board of Directors to which I was call for. I reviewed, within the full scope which I considered to be necessary, according to the circumstances, and without any reservations nor limitations, the opinion given by the external auditors of the Company on February 28th, 2003, with reference to the analysis made by them, in full compliance with generally accepted Mexican auditing standards, of the financial statements prepared by the Company's management and mentioned in the previous paragraph.

In my opinion, based on the work that I performed, as well as on the work performed by the Company's external auditors, the criteria as well as the accounting and information policies used by the Company and taken into account by the administrators for the preparation of the consolidated financial statements which are being presented to this Meeting, are adequate and sufficient, and were

applied in a manner which is consistent with the previous fiscal year. Therefore, in my opinion, the aforementioned financial statements also reflect in a truthful, reasonable and sufficient manner, in all important aspects, the consolidated financial status of U.S. Commercial Corp., S.A. de C.V. as of December 31st, 2002, the consolidated results of its operations, the variations in its assets and the changes in its consolidated financial position, for the year ending on the above mentioned date, in accordance with those accounting principles generally accepted in Mexico.

C.P.C. Fausto Sandoval Amaya

Commissary

Mexico, D.F.

February 28th, 2003